MorphoSys AG

MorphoSys AG: Release according to Article 40, Section 1 of the WpHG [the German Securities Trading Act] with the objective of Europe-wide distribution

Voting Rights Announcements | 3 April 2023 16:00

MorphoSys AG
MorphoSys AG: Release according to Article 40, Section 1 of the WpHG [the German Securities Trading Act] with the objective of Europe-wide distribution
03.04.2023 / 16:00 CET/CEST
Dissemination of a Voting Rights Announcement transmitted by EQS News - a service of EQS Group AG.
The issuer is solely responsible for the content of this announcement.

Notification of Major Holdings

1. Details of issuer

Name:	MorphoSys AG
Street:	Semmelweisstr. 7
Postal code:	82152
City:	Planegg Germany
Legal Entity Identifier (LEI):	529900493806K77LRE72

2. Reason for notification

	Acquisition/disposal of shares with voting rights

	Acquisition/disposal of shares with voting rights
X	Acquisition/disposal of instruments
	Change of breakdown of voting rights
	Other reason:

3. Details of person subject to the notification obligation

Legal entity: The Goldman Sachs Group, Inc.

City of registered office, country: Wilmington, DE, United States of America (USA)

4. Names of shareholder(s)

holding directly 3% or more voting rights, if different from 3.

5. Date on which threshold was crossed or reached:

28 March 2023

6. Total positions

	% of voting rights attached to shares (total of 7.a.)	% of voting rights through instruments (total of 7.b.1 + 7.b.2)	Total of both in % (7.a. + 7.b.)	Total number of voting rights pursuant to Sec. 41 WpHG
New	0.87 %	15.17 %	16.04 %	34231943
Previous notification	0.80 %	14.83 %	15.63 %	/

7. Details on total positions

a. Voting rights attached to shares (Sec. 33, 34 WpHG)

ISIN	Absolute		In %	
	Direct (Sec. 33 WpHG)	Indirect (Sec. 34 WpHG)	Direct (Sec. 33 WpHG)	Indirect (Sec. 34 WpHG)
DE0006632003	0	290937	0.00 %	0.85 %
US6177602025	0	6874	0.00 %	0.02 %
Total	297811		0.87 %	

b.1. Instruments according to Sec. 38 (1) no. 1 WpHG

Type of instrument	Expiration or maturity date	Exercise or conversion period	Voting rights absolute	Voting rights in %
Right To Recall	Open		2478309	7.24 %
Right Of Use	Open		816231	2.38 %
Convertible Bond	16.10.2025		123391	0.36 %
Call Option	16.06.2023		90000	0.26 %
		Total	3507931	10.25 %

b.2. Instruments according to Sec. 38 (1) no. 2 WpHG

Type of instrument	Expiration or maturity date	Exercise or conversion period	Cash or physical settlement	Voting rights absolute	Voting rights in %
Swap	17.03.2033		Cash	610756	1.78 %

Swap	17.03.2035		Cash	610755	1.78 %
Call Warrant	31.12.2030		Cash	175575	0.51 %
Put Option	19.12.2025		Physical	900000	2.63 %
			Total	1686330	4.93 %

8. Information in relation to the person subject to the notification obligation

	Person subject to the notification obligation is not controlled nor does it control any other undertaking(s) that directly or indirectly hold(s) an interest in the (underlying) issuer (1.).
X	Full chain of controlled undertakings starting with the ultimate controlling natural person or legal entity:

Name	% of voting rights (if at least 3% or more)	% of voting rights through instruments (if at least 5% or more)	Total of both (if at least 5% or more)
The Goldman Sachs Group, Inc.	%	%	%
GSAM Holdings LLC	%	%	%
Goldman Sachs Asset Management, L.P.	%	%	%
-	%	%	%
The Goldman Sachs Group, Inc.	%	%	%

GSAM Holdings LLC	%	%	%
Goldman Sachs Asset Management Holdings LLC	%	%	%
Goldman Sachs Asset Management UK Holdings I Ltd	%	%	%
Goldman Sachs Asset Management UK Holdings II Ltd	%	%	%
Goldman Sachs Asset Management Holdings I B.V. / Goldman Sachs Asset Management Holdings II B.V.	%	%	%
Goldman Sachs Asset Management Holdings B.V.	%	%	%
-	%	%	%
The Goldman Sachs Group, Inc.	%	%	%

Goldman Sachs Bank USA	%	%	%
Goldman Sachs Bank Europe SE	%	%	%
-	%	%	%
The Goldman Sachs Group,	%	%	%

Inc.	%	%	%
Goldman Sachs (UK) L.L.C.	%	%	%
Goldman Sachs Group UK Limited	%	%	%
Goldman Sachs International Bank	%	%	%
-	%	%	%
The Goldman Sachs Group, Inc.	%	%	%
Folio Financial, Inc.	%	%	%
Folio Investments, Inc.	%	%	%
-	%	%	%
The Goldman Sachs Group, Inc.	%	%	%
Goldman Sachs & Co. LLC	%	%	%
-	%	%	%

The Goldman Sachs Group, Inc.	%	%	%
Goldman Sachs (UK) L.L.C.	%	%	%
Goldman Sachs Group UK Limited	%	%	%

Goldman Sachs International	%	10.63 %	10.68 %

9. In case of proxy voting according to Sec. 34 para. 3 WpHG

(only in case of attribution of voting rights in accordance with Sec. 34 para. 1 sent. 1 No. 6 WpHG)

Date of general meeting:

Holding total positions after general meeting (6.) after annual general meeting:

Proportion of voting rights	Proportion of instruments	Total of both
%	%	%

10. Other explanatory remarks:

Date

30 March 2023

Language:	English
Company:	MorphoSys AG

	Semmelweisstr. 7
	82152 Planegg
	Germany
Internet:	www.morphosys.com
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